Cadbury plc (the “Company”)

Announcement of transaction in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility

The Company was notified on 26 September 2008 that, on 26 September 2008, Chris van Steenbergen acquired an interest in 3,315 ordinary shares in the capital of the Company, with an exercise price of £5.05 per share, through a grant of options under the Company’s all-employee 2008 Savings Related Share Option Scheme, exercisable between 1 January 2014 and 30 June 2014.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.2.

The transaction was carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

29 September 2008